EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Three Months Ended
	June 30, 2007	June 30, 2006

Consolidated income before provision for income taxes	$331	$245
Fixed charges:
Interest [1]	624	500
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2
Total fixed charges	626	502
Earnings available for fixed charges	$957	$747
Ratio of earnings to fixed charges	1.53	1.49

1 Components of interest expense are discussed in the “Interest Expense” section of “Item 2., Management’s Discussion and
  Analysis”.